Exhibit 99.1

Management’s Responsibility for Financial Reporting

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, include estimates based on careful judgment. Management has determined these amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information contained elsewhere in this annual report is consistent with the consolidated financial statements.

PreMD maintains a system of internal accounting and administrative controls that are designed to provide reasonable assurance, at a reasonable cost, that the financial information is accurate and reliable and that the assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility through an Audit Committee, which includes two non-management directors, and meets periodically with management and the external auditors, Ernst & Young LLP. The auditors have unrestricted access to the Audit Committee. The Audit Committee reviews PreMD’s quarterly and annual consolidated financial statements and recommends their approval by the Board. The Committee also recommends the appointment of the external auditors who are appointed at PreMD’s Annual Meeting.

The consolidated financial statements have been audited by Ernst & Young, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards.

Brent Norton	Ron Hosking
President and Chief Executive Officer	Vice President, Finance, and Chief Financial Officer
Toronto, Canada
March 28, 2006

Report of Independent Auditor

To the Shareholders of
PreMD Inc. (formerly, IMI International Medical Innovations Inc.)

We have audited the consolidated balance sheets of PreMD Inc. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
February 17, 2006

26    PREMD 2005 ANNUAL REPORT

Consolidated Balance Sheets

PreMD Inc
(formerly, IMI International Medical Innovations Inc.)
Incorporated under the laws of Canada
[In Canadian dollars]

	2005	2004
As at December 31	$	$
ASSETS
Current
Cash and cash equivalents	773,199	239,458
Short-term investments	7,905,883	4,956,945
Accounts receivable [note 3]	881,891	222,348
Inventory	36,306	267,500
Prepaid expenses and other receivables	317,264	137,015
Investment tax credits receivable	200,000	389,000
Total current assets	10,114,543	6,212,266
Deferred financing fees, net of accumulated amortization of $43,059 [2004 - nil] [note 5]	477,725	-
Capital assets, net [note 4]	410,636	420,955
Acquired technology, net of accumulated amortization of $856,970 [2004 - $784,398]	290,286	362,858
	11,293,190	6,996,079

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	291,125	1,021,086
Accrued liabilities	655,113	566,951
Current portion of deferred revenue [note 8[a]]	311,915	306,900
Total current liabilities	1,258,153	1,894,937
Convertible debentures [note 5]	5,893,340	-
Deferred revenue [note 8[a]]	2,297,400	2,604,300
Total liabilities	9,448,893	4,499,237
Commitments [note 8]

Shareholders’ equity
Capital stock [note 6]	24,449,826	24,192,321
Contributed surplus [note 6]	1,840,979	1,328,187
Equity component of convertible debentures [note 5]	2,393,145	-
Warrants [notes 5, 6[c] and 8[b][ii]]	1,373,718	200,000
Deficit	(28,213,371)	(23,223,666)
Total shareholders’ equity	1,844,297	2,496,842
	11,293,190	6,996,079

See accompanying notes

On behalf of the Board:

Brent Norton, MD, MBA	Stephen A. Wilgar
Director	Director

PREMD 2005 ANNUAL REPORT    27

Consolidated Statements of Loss and Deficit
[In Canadian dollars]

	2005	2004	2003
Years ended December 31	$	$	$
REVENUE
Product sales [note 3]	425,730	183,258	-
License revenue [note 3]	1,153,308	302,080	16,900
	1,579,038	485,338	16,900
Cost of product sales, including amortization of $3,456 [2004 - $6,600]	428,650	190,214	-
Gross profit	1,150,388	295,124	16,900

EXPENSES
Research and development	3,120,276	2,612,770	1,918,800
General and administration	2,655,056	3,355,451	2,361,602
Interest on convertible debentures [note 5]	228,481	-	-
Imputed interest on convertible debentures [note 5]	255,529	-	-
Amortization	252,804	224,428	280,777
	6,512,146	6,192,649	4,561,179

RECOVERIES AND OTHER INCOME
Investment tax credits	198,923	205,000	223,146
Interest	173,130	123,626	258,422
	372,053	328,626	481,568
Net loss for the year	(4,989,705)	(5,568,899)	(4,062,711)

Deficit, beginning of year	(23,223,666)	(17,654,767)	(13,592,056)
Deficit, end of year	(28,213,371)	(23,223,666)	(17,654,767)

Basic and diluted loss per share	$(0.23)	$(0.26)	$(0.19)

Weighted average number of common shares outstanding	21,487,008	21,276,497	20,967,677

See accompanying notes

28    PREMD 2005 ANNUAL REPORT

Consolidated Statements of Cash Flows
[In Canadian dollars]

	2005	2004	2003
Years ended December 31	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(4,989,705)	(5,568,899)	(4,062,711)
Add items not involving cash
Amortization	256,260	231,028	280,777
Stock-based compensation costs included in:
Research and development expense	147,085	123,925	189,105
General and administration expense	421,812	476,164	255,112
Loss on sale of capital asset	-	6,098	3,873
Imputed interest on convertible debentures	255,529	-	-
Deduct gain on foreign exchange	(35,734)	-	-
Net change in non-cash working capital balances related to operations [note 9]	(1,061,397)	544,015	(54,970)
Increase (decrease) in deferred revenue	(301,885)	2,818,100	(6,900)
Cash used in operating activities	(5,308,035)	(1,369,569)	(3,395,714)

INVESTING ACTIVITIES
Short-term investments	(3,065,568)	1,678,190	3,326,608
Purchase of capital assets	(130,310)	(164,789)	(385,605)
Sale of capital assets	-	628	2,775
Cash provided by (used in) investing activities	(3,195,878)	1,514,029	2,943,778

FINANCING ACTIVITIES
Issuance of convertible debentures [note 5]	9,827,616	-	-
Financing fees [note 5]	(861,328)	-	-
Issuance of capital stock, net of issue costs	198,400	33,373	363,110
Cash provided by financing activities	9,164,688	33,373	363,110
Effect of exchange rate changes on cash and cash equivalents	(127,034)	-	-

Net increase (decrease) in cash and cash equivalents during the year	533,741	177,833	(88,826)
Cash and cash equivalents, beginning of year	239,458	61,625	150,451
Cash and cash equivalents, end of year	773,199	239,458	61,625

Represented by:
Cash	773,199	173,302	61,625
Cash equivalents	-	66,156	-
	773,199	239,458	61,625

See accompanying notes

PREMD 2005 ANNUAL REPORT    29

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

1. NATURE OF THE COMPANY

PreMD Inc., formerly IMI International Medical Innovations Inc. [the “Company”], operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in point-of-care and laboratory environments and licenses the global marketing rights to third parties.

The Company currently owns patents for a test used to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and breast cancer. In addition, the Company has patents and patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2. SIGNIFICANT ACCOUNTING POLICIES

New pronouncements

Effective January 1, 2005, the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15 [“AcG-15”], “Consolidation of Variable Interest Entities”. There was no impact as a result of adopting this pronouncement.

The CICA issued Section 1530 of the CICA Handbook, “Comprehensive Income”. It is effective for fiscal years beginning on or after October 1, 2006. The section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The CICA also made changes to Section 3250 of the CICA Handbook, “Surplus”, and reissued it as Section 3251, “Equity”. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, “Comprehensive Income”. Adopting these sections on January 1, 2007 will require the Company to start reporting the following items in the consolidated financial statements: comprehensive income and its components; and, accumulated other comprehensive income and its components.

The CICA issued Section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value; and
•	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The Company is currently evaluating the impact on its consolidated financial statements of adopting this section on
January 1, 2007.

The CICA issued Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”. Adopting this section would impact the classification of a financial instrument, or its component parts, as a liability or as an equity instrument in accordance with the substance of the contractual arrangement on initial recognition. The Company is currently evaluating the impact on its consolidated financial statements of adopting this section on January 1, 2007.

30    PREMD 2005 ANNUAL REPORT

The CICA recently issued Section 3865 of the CICA Handbook, “Hedges”. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	Changes in the fair value of a hedged item and a hedging item; and
•	Changes resulting from a risk exposure relating to a hedged item and hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of loss and deficit in the same period. The Company is currently evaluating the impact on its consolidated financial statements of adopting this section on January 1, 2007.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”] consistently applied within the framework of the significant accounting policies summarized below. The significant differences between Canadian and United States generally accepted accounting principles [“U.S. GAAP”] are described and reconciled in note 10.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PreMD International Inc., Berne, incorporated under the laws of Switzerland, and 6211178 Canada Inc., incorporated under the laws of Canada. All significant intercompany transactions and balances have been eliminated upon consolidation.

Foreign currency translation

Foreign operations are considered integrated and are translated using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the year except for amortization of capital assets, which is translated at the same exchange rates as the assets to which it relates. Exchange gains or losses are included in the determination of net loss for the year.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and highly liquid investments that are readily convertible into cash with maturities of less than 90 days when purchased. Cash equivalents at December 31, 2005 were comprised of funds with an average interest rate of 2.9% [2004 - 1.8%].

Short-term investments

Short-term investments are carried at the lower of cost and market. Short-term investments at December 31, 2005 were comprised of money market funds and fixed income securities with interest rates of approximately 3.6% [2004 - 2.4%]. Short-term investments are comprised of highly liquid investments with maturity periods greater than 90 days but less than one year when purchased.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

PREMD 2005 ANNUAL REPORT    31

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

The fair values of the equity and warrant components of the convertible debentures are recorded as “equity component of convertible debentures” and “warrants”, respectively, net of the allocated financing costs. The carrying value of the convertible debentures is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest [note 5].

Inventory

Inventory of raw materials is valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Deferred financing fees

Financing costs relating to the issue of convertible debentures are pro-rated between the liability and the equity and warrant components of the debentures [note 5]. The expenses related to the liability component are deferred and are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted, the unamortized balance of financing costs will be transferred to capital stock. The “equity component of convertible debentures” and the “warrants” are recorded net of the respective allocated financing costs.

Capital assets

Capital assets are recorded at acquisition cost less accumulated amortization.

Purchases of molds required for the manufacture of products are capitalized and amortized over the useful life of the asset on the basis of units produced. The amortization expense for molds is recorded as a cost of inventory.

The Company provides for amortization on a declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Acquired technology

Patents and technology acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. The Company records a writedown in acquired technology when there is a change in circumstances, such as unfavorable clinical trial results, suggesting an impairment has occurred.

Guarantees

Many of the Company’s agreements, specifically those related to financing, research and development and supply arrangements, include indemnification provisions where the Company may be required to make payments to the counterparty. Such payments relate to personal injury resulting from clinical trials and from breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, consents to transfer, employment matters, litigation and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. At December 31, 2005, management believes there is only a remote possibility that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

32    PREMD 2005 ANNUAL REPORT

Revenue recognition

The Company earns 100% of its revenue from one customer, under the terms of two contracts. These contracts outline the terms for all products and services provided to the customer, and are considered multiple revenue arrangements. Under the terms of EIC 142 - “Revenue Arrangements with Multiple Deliverables”, products and services under these contracts are separated into units of accounting for revenue recognition purposes.

Non-refundable, up-front payments received from licensees are deferred and recognized in income on a straight-line basis over the respective terms of the agreements. Milestone payments received from licensees are recorded as income in the period when the respective milestones are achieved. Revenue from sales of products to licensees is recognized when title passes to the customers, which generally occurs when the products are shipped to the licensee, provided the Company has not retained any significant risks of ownership or future obligations with respect to the products shipped. Royalty revenues are based on sales by licensees and are recorded as income in the period earned and reported by the licensees.

Research and development and related investment tax credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Reimbursements for specific expenditures received through collaboration funding have been applied against research and development expense.

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	For capital assets - as a reduction of the cost of the related asset; and
•	For operating expenses - as a recovery within the consolidated statements of loss and deficit.

Stock-based compensation

The Company has two stock-based compensation plans for employees, directors and consultants, which are described in note 6[d]. Certain of the stock options granted vest over a fixed term and others vest based on performance upon the achievement of certain milestones, although no performance options have been granted since 2002.

CICA Handbook Section 3870 requires that options issued be accounted for using the fair value method of accounting. Non-cash compensation expense for fixed term options is recorded over the term of the vesting period whereas compensation expense for performance options is recorded when it is determined that achievement of the milestone is likely. Prior to 2003, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as a non-cash compensation expense in the consolidated statements of loss and deficit [note 6[e]].

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

PREMD 2005 ANNUAL REPORT    33

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

Loss per share

Loss per share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company’s stock options, conversion feature of the convertible debentures, and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share. Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share. Consequently, there is no difference between basic loss per share and diluted loss per share.

3. ECONOMIC DEPENDENCE AND CONCENTRATION OF CREDIT RISK

Sales to one customer represented 100% of total sales in 2005 [2004 - 100%]. Accounts receivable from this customer represented 99% of the total receivable at December 31, 2005 [2004 - 100%].

4. CAPITAL ASSETS

Capital assets consist of the following:

		2005
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Manufacturing equipment	20,585	10,056	10,529
Computer equipment	293,388	185,361	108,027
Furniture and equipment	65,609	44,064	21,545
Research instrumentation	669,183	452,701	216,482
Laboratory equipment	60,496	14,787	45,709
Leasehold improvements	23,159	14,815	8,344
	1,132,420	721,784	410,636

		2004
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Manufacturing equipment	18,150	6,600	11,550
Computer equipment	270,704	143,925	126,779
Furniture and equipment	60,172	39,357	20,815
Research instrumentation	606,104	373,439	232,665
Laboratory equipment	25,501	7,735	17,766
Leasehold improvements	21,479	10,099	11,380
	1,002,110	581,155	420,955

34    PREMD 2005 ANNUAL REPORT

5. CONVERTIBLE DEBENTURES

On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (US$8,210,000). The unsecured debentures bear interest at an annual rate of 7% payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date. The debentures are convertible to common shares at any time during the term, at the option of the holder, at $3.47 per share. If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010, at an exercise price of $3.57 per common share. At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

Of the total amount of the financing, $5,917,209 was recorded as a liability. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds	Financing fees	Net
	$	$	$
Issuance of convertible debenture	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debenture	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of 12.75% and at maturity will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from date of issue to December 31, 2005:

$
Issuance of convertible debenture, August 30, 2005	5,917,209
Changes in foreign exchange rates	(279,398)
Imputed interest	255,529
Balance, December 31, 2005	5,893,340

PREMD 2005 ANNUAL REPORT    35

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

[a] Authorized

The authorized capital stock of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

[b] Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2002	20,781,960	23,666,596	119,288	23,785,884
Expiry of warrants	-	-	191,000	191,000
Stock-based compensation expense [note 6[d]]	-	-	413,705	413,705
Issued under share purchase plan [note 6[e]]	8,942	27,147	-	27,147
Issued on exercise of options [note 6[d]]	290,000	238,070	-	238,070
Repayment of share purchase loans	180,000	125,040	-	125,040
Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846
Expiry of warrants	-	-	115,200	115,200
Stock-based compensation expense [note 6[d]]	-	-	488,994	488,994
Issued under share purchase plan [note 6[e]]	1,830	7,595	-	7,595
Issued on exercise of options [note 6[d]]	8,150	23,368	-	23,368
Issued on cashless exercise of options	27,713	94,500	-	94,500
Repayment of share purchase loans	15,000	10,005	-	10,005
Balance, December 31, 2004	21,313,595	24,192,321	1,328,187	25,520,508
Expiry of warrants [note 6[c]]	-	-	3,000	3,000
Stock-based compensation expense [note 6[d]]	-	-	509,792	509,792
Issued under share purchase plan [note 6[e]]	23,167	59,105	-	59,105
Issued on exercise of options [note 6[d]]	31,000	78,400	-	78,400
Repayment of share purchase loans	180,000	120,000	-	120,000
Balance, December 31, 2005	21,547,762	24,449,826	1,840,979	26,290,805

On September 13, 2004, an executive of the Company exercised, on a cashless basis, 75,000 options to acquire common shares of the Company at $2.15 per share. The Company issued 27,713 common shares to the executive with an aggregate value equal to the difference between the exercise price of the options and the fair market value of the Company’s common shares [$94,500] on September 13, 2004. The Toronto Stock Exchange and the Board of Directors of the Company approved this cashless exercise.

[c] Warrants

Year ended December 31, 2004 transactions

Pursuant to a research collaboration agreement dated October 31, 2000, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50; these warrants are to be issued in annual increments of 10,000 warrants exercisable immediately and expiring in one year. During each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000, the Company issued 10,000 of these warrants, all of which expired unexercised on October 31, 2005, 2004, 2003, 2002 and 2001, respectively.

36    PREMD 2005 ANNUAL REPORT

For valuation purposes, the Company has applied the Black-Scholes option pricing model to determine the estimated fair value of the warrants. The assumptions used to calculate the fair value of the warrants are as follows: expected volatility of 44%, risk-free interest rate of 3.94%, and expected warrant life of one year.

[d] Options

Under the 1998 Stock Option Plan, the Company grants options to its employees, directors and consultants. The Company may issue options for up to 3,500,000 common shares. As at December 31, 2005, 2,742,998 options had been issued, of which 2,473,785 remain outstanding under this plan and the remaining 757,002 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company’s stock at the time of the grant and no option may have a term exceeding 10 years.

Certain of the options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options is presented below:

Fixed stock options

Fixed stock options vest on an annual basis over a period of up to five years. The status of fixed stock options as at December 31, 2005, 2004 and 2003 and changes during the years ended on those dates is presented below:

	December 31, 2005		December 31, 2004		December 31, 2003
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	#	$	#	$	#	$
Outstanding, beginning of year	1,954,285	3.54	1,757,035	3.45	1,310,750	3.44
Exercised	(31,000)	2.53	(33,613)	2.24	(20,000)	2.65
Expired or forfeited	(175,000)	3.79	(175,137)	3.50	(93,000)	3.32
Outstanding, end of year	2,297,785	3.41	1,954,285	3.54	1,757,035	3.45
Options exercisable end of year	1,458,114		1,258,957		973,700

The following table presents information about fixed stock options outstanding at December 31, 2005:

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$
2.50 - 2.99	1,062,785	2.82	2.87	480,114	2.81
3.20 - 3.97	460,500	1.90	3.54	379,900	3.46
4.00 - 4.09	754,500	2.29	4.01	586,100	4.01
6.05	20,000	2.43	6.05	12,000	6.05
	2,297,785			1,458,114

PREMD 2005 ANNUAL REPORT    37

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model are approximately as follows:

	2005	2004	2003
Expected volatility	42.2%	50.1%	54.3%
Risk-free interest rate	3.66%	3.79%	4.06%
Expected option life	5 years	5 years	5 years

Dividend yield assumption used for all years presented was nil.

The Black-Scholes option pricing model, used by the Company to calculate option values, as well as other accepted option valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option awards.

Performance stock options

Performance stock options vest immediately upon the achievement of certain milestones as determined by the Board of Directors at the time of issuance. The performance stock option milestones include criteria measured by product-related goals and corporate goals. Product-related goals include: product development, completion of clinical trials, regulatory submissions, regulatory approvals, signing of marketing partners and commercial launch of the Company’s products. The corporate goals include: successful investor and public relations activities related to media publications and investor analyst coverage, as well as financial goals including completion of financings and government grants.

The status of performance stock options as at December 31, 2005, 2004 and 2003 and changes during the years ended on those dates is presented below:

	December 31, 2005		December 31, 2004		December 31, 2003
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
	#	$	#	$	#	$
Outstanding, beginning of year	176,000	3.46	214,750	3.54	487,750	1.96
Exercised	-	-	(2,250)	3.45	(270,000)	0.69
Expired or forfeited	-	-	(36,500)	3.93	(3,000)	3.55
Outstanding, end of year	176,000	3.46	176,000	3.46	214,750	3.54
Options exercisable end of year	85,825		85,825		111,275

38    PREMD 2005 ANNUAL REPORT

The following table presents information about performance stock options outstanding at December 31, 2005:

		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$	#	[in years]	$	#	$
2.50 - 3.45	70,000	0.10	2.64	44,625	2.63
4.00	106,000	0.58	4.00	41,200	4.00
	176,000			85,825

The Company has not granted any performance stock options since 2002.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	2005	2004	2003
	$	$	$
Net loss as reported	(4,989,705)	(5,568,899)	(4,062,711)
Estimated stock-based compensation costs	(116,286)	(223,830)	(250,350)
Pro forma net loss	(5,105,991)	(5,792,729)	(4,313,061)
Pro forma basic and diluted loss per common share	$(0.24)	$(0.27)	$(0.21)

The assumptions used to calculate the fair value of stock-based compensation costs using the Black-Scholes pricing model are approximately as follows: expected volatility of 54.3%; risk-free interest rate of 4.06%; dividend yield of nil; and an expected life of the options of five years.

[e] Employee share purchase plan

As a result of ongoing interest by its employees and directors in purchasing shares of the Company, the Company implemented a share purchase plan effective March 22, 1999, as amended. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of 50% of the maximum allowable annual contribution for registered retirement savings plans [being $8,250 as at December 31, 2005], or 9% of the employee’s annual salary. The maximum number of common shares which may be issued by the Company pursuant to the share purchase plan is 350,000. Under the plan, the Company issued 23,167 common shares to employees and directors during the year ended December 31, 2005, and 1,830 and 8,942 shares during the years ended December 31, 2004 and 2003, respectively.

PREMD 2005 ANNUAL REPORT    39

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

7. INCOME TAXES

[a] Significant components of the Company’s future tax assets are as follows:

	2005	2004
	$	$
Future tax assets
Federal tax loss carryforwards	2,450,000	1,957,000
Ontario tax loss carryforwards	1,612,000	1,357,000
Investment tax credits	1,700,000	1,352,000
Financing and share issue costs	263,000	224,000
SR&ED expenditures	3,380,000	2,714,000
Capital assets	99,000	72,000
Deferred revenue	684,000	731,000
Future tax assets before valuation allowance	10,188,000	8,407,000
Valuation allowance	10,188,000	8,407,000
Net future tax assets	-	-

No net future tax assets have been recognized in the consolidated financial statements as the realization of the net future tax assets does not meet the more likely than not recognition criteria.

[b] The Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed federal scientific research investment tax credits. The losses and investment tax credits can be used to offset future years’ Canadian taxable income, the benefit of which has not been recorded in the accounts.

The approximate tax losses and investment tax credits expire as follows:

			Investment
	Federal	Ontario	tax credits
	$	$	$
2006	832,000	989,000	-
2007	1,062,000	1,340,000	-
2008	1,562,000	1,562,000	-
2009	2,887,000	2,887,000	18,000
2010	2,018,000	2,018,000	247,000
2011	-	-	337,000
2012	-	-	297,000
2013	-	-	397,000
2014	494,000	494,000	423,000
2015	2,223,000	2,223,000	464,000
	11,078,000	11,513,000	2,183,000

[c] The Company has available scientific research and experimental development [“SR&ED”] expenditures for income tax purposes which may be carried forward indefinitely to reduce future years’ taxable income. The total of such expenditures accumulated to December 31, 2005 is approximately $9,358,000. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

[d] The Company is entitled to receive provincial investment tax credits relating to SR&ED costs incurred, the benefits of which have been accrued in the accounts.

40    PREMD 2005 ANNUAL REPORT

[e] The following is a reconciliation of the provision for (recovery of) income taxes between those that are expected, based on substantially enacted rates, to those currently reported:

		2005		2004		2003
	$	%	$	%	$	%
Loss before income taxes	(4,989,705)		(5,568,899)		(4,062,711)
Expected recovery of income taxes	(1,802,281)	(36.1)	(2,011,486)	(36.1)	(1,487,765)	(36.7)
Permanent differences	299,044	6.0	268,428	4.8	15,568	0.4
Reduction in future tax rates	-	-	-	-	(232,606)	(5.7)
Tax losses and other future tax assets not tax benefited	1,503,237	30.1	1,743,058	31.3	1,704,803	42.0
	nil		nil		nil

8. COMMITMENTS

[a] Commercialization agreements

Pursuant to an agreement dated May 10, 2002, as amended on December 20, 2002 and December 9, 2005, the Company licensed to McNeil Consumer Healthcare [“McNeil”] the right to market and distribute the Company’s test for coronary artery disease in Canada and for the insurance laboratory field in the United States and Mexico. The term of the agreement is 15 years and requires McNeil to purchase the Company’s skin cholesterol test and to pay ongoing royalties to the Company based on McNeil’s sales, in addition to a series of financial milestone payments of up to $3,300,000, which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. The Company may terminate this agreement if certain minimum levels of sales are not met. Since all future royalties and milestone payments under this agreement are based on sales by McNeil, the Company is unable at this time to estimate the aggregate future payments that could be received under this agreement.

On May 28, 2004, as amended on December 9, 2005, the Company signed an additional marketing agreement with McNeil and completed an exclusive worldwide licensing agreement to sell the Company’s skin cholesterol tests under the brand name PREVU* Skin Sterol Test. The agreement has a minimum term of 10 years. Under the financial terms of the agreement, the Company received a non-refundable $3,000,000 upfront payment and can receive a series of additional payments of up to $16,388,000 [over and above the Canadian agreement payments] upon the achievement of specific milestones. In addition to sales of products to McNeil, the Company will also receive royalties based on McNeil’s sales of the products.

[b] Research and collaboration agreements

The Company has entered into agreements with various clinical sites to conduct clinical trials on its technologies. The Company is committed, upon the progressive completion of the trials, to make further payments of approximately $2,478,000.

The Company has acquired or is developing in collaboration with others a number of technologies that will require the Company to make payments upon the successful achievement of certain technological milestones. Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties. The Company is committed, upon the successful achievement of future operating performance milestones, to make further payments of approximately $345,000 to these parties.

PREMD 2005 ANNUAL REPORT    41

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

[i] Pursuant to agreements [the “ColorectAlertTM License Agreements”] dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Company and Dr. A.K.M. Shamsuddin [the "ColorectAlertTM Inventor”], the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions [“ColorectAlertTM”]. Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenues from sales of this technology. As at December 31, 2005, the Company has made milestone payments under the ColorectAlertTM License Agreements of approximately $328,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $120,000. In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices ranging from $3.50 to $4.50 per share to the ColorectAlertTM Inventor. The agreements do not provide for a fixed termination date and may only be terminated by the parties in the event of a material breach by the other party.

[ii] The Company entered into an agreement with Procyon Biopharma Inc. [“Procyon”] dated March 19, 2001, as amended [the “Procyon License Agreement”], whereby the Company has the right to complete the development, clinical trials and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPathTM technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucus-based colorectal cancer tests. As at December 31, 2005, the Company has made milestone payments under the Procyon License Agreement of $125,000. Future milestone payments, upon completion of specific milestones, could amount to as much as $225,000. The Procyon License Agreement does not have a fixed termination date and it may be terminated upon written agreement of the parties, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlertTM or ColoPathTM or met minimum levels of sales of these products. In addition, the Company granted to Procyon warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share in connection with this agreement. These warrants expired unexercised on March 19, 2004.

[c] Key man life insurance

A subsidiary of the Company, 6211178 Canada Inc. [the “Subsidiary”], owns life insurance policies for the CEO in the amount of $8,000,000, with the Subsidiary as the named beneficiary. In the event of the CEO’s death, the Subsidiary shall use 75% of the insurance proceeds to purchase the CEO’s common shares in the Company from his estate. Pursuant to the terms of the insurance agreement, on January 1 of each year, the Subsidiary shall ensure that the amount of the insurance policy is not less than 100% of the fair market value of the CEO’s common shares at that date. The Company owns an additional life insurance policy for the CEO in the amount of $3,000,000.

[d] Operating leases and other commitments

The Company has future minimum annual lease payments under operating leases for its office premises and laboratory facilities as follows:

$
2006	137,000
2007	139,000
2008	135,000
2009	20,000
2010 and thereafter	nil
431,000

42    PREMD 2005 ANNUAL REPORT

9.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances related to operations comprise:

	2005	2004	2003
	$	$	$
Accounts receivable	(659,543)	(211,648)	-
Inventory	231,194	(267,500)	-
Prepaid expenses and other receivables	(180,249)	186,774	(99,063)
Investment tax credits receivable	189,000	(209,000)	91,000
Accounts payable and accrued liabilities	(641,799)	1,045,389	(46,907)
	(1,061,397)	544,015	(54,970)

Excluded from the consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003 is the issuance of warrants paid as consideration for services of nil, nil and $6,000, respectively, as described in note 6[c].

During 2005, the Company paid $228,481 for interest on convertible debentures and nil for income taxes. During 2004 and 2003, the Company did not pay any amounts for interest or income taxes.

10. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

	2005	2004	2003
	$	$	$
Net loss for the year [Canadian GAAP]	(4,989,705)	(5,568,899)	(4,062,711)
Adjustments
Amortization of acquired technology [a]	72,572	90,715	113,393
Imputed interest on convertible debentures [b]	154,900	-	-
Amortization of deferred financing fees [c]	(19,364)	-	-
Net loss and comprehensive loss for the year
[U.S. GAAP] [e]	(4,781,597)	(5,478,184)	(3,949,318)
Basic and diluted loss per share
[U.S. GAAP]	$(0.22)	$(0.26)	$(0.19)
Weighted average number of common shares outstanding
Basic and diluted	21,487,008	21,276,497	20,967,677

Basic loss per common share is determined using the weighted average number of common shares outstanding during the years. As a result of the net losses for the years ended December 31, 2005, 2004 and 2003, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, and therefore, it has not been included in the calculation of diluted loss per share.

PREMD 2005 ANNUAL REPORT    43

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

Consolidated balance sheet items, which would differ under U.S. GAAP, are as follows:

	2005	2004	2003
	$	$	$
ASSETS
Acquired technology, net [a]	-	-	-
Deferred financing fees [c]	686,653	-	-
	11,211,832	6,633,221	7,620,454

LIABILITIES AND SHAREHOLDERS’ EQUITY
Convertible debentures [b]	8,359,877	-	-
	11,915,430	4,499,237	635,748

Shareholders’ equity
Capital stock [d]	29,182,269	28,924,764	28,789,296
Additional paid-in capital [d]	4,735,952	3,049,442	2,557,448
Deficit [a] [b] [c] [d]	(34,621,819)	(29,840,222)	(24,362,038)
	(703,598)	2,133,984	6,984,706
	11,211,832	6,633,221	7,620,454

[a] Acquired technology

Under U.S. GAAP, the Company’s acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses, is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS 2, “Accounting for Research and Development Costs”. The Company’s acquired technology does not have an alternative future use given its specialized nature and limited alternative use. Under Canadian GAAP, the acquired technology is considered to be a development asset that is capitalized and amortized over its expected useful life.

[b] Convertible debentures

Under U.S. GAAP, no value is assigned to the equity conversion feature of the convertible debentures. In accordance with APB 14, a value is assigned to the warrants when they are detachable from the convertible debentures. Under Canadian GAAP, the fair values of the equity and warrant components of the convertible debentures are recorded as “equity component of convertible debentures” and “warrants”, respectively. As a result, there is no difference in the value assigned to warrants under Canadian GAAP and U.S. GAAP. The fair value assigned to the convertible debentures under U.S. GAAP is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest at an effective interest rate of 3.52% [Canadian GAAP effective interest rate of 12.75%].

[c] Deferred financing fees

Under U.S. GAAP, financing fees relating to the issue of convertible debentures are pro-rated between the liability and warrant components of the debentures. Under Canadian GAAP, the financing fees are allocated between the liability and the equity and warrant components. The expenses related to the liability component are deferred and amortized over the term of the debentures whereas the equity and warrant components are netted against their respective fair values. The resulting difference is that the financing fees allocated to the liability component under U.S. GAAP are higher than under Canadian GAAP, and therefore, additional amortization expense is recorded.

44    PREMD 2005 ANNUAL REPORT

[d] Stock options and warrants

Prior to 2003, the Company did not recognize compensation expense relating to stock options under Canadian or U.S. GAAP. Effective January 1, 2003, the Company adopted the provisions of FAS 123, which aligned with the provisions of CICA Handbook Section 3870. Prior to January 1, 2003, the Company recognized compensation expense for the fixed and performance stock options granted to employees in accordance with APB 25. APB 25 required the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the stock options on the grant date. Compensation expense recorded prior to January 1, 2003 is recorded as “additional paid in capital” and is reclassified to capital stock upon exercising of the actual options. Under Canadian GAAP, there was no recognition of compensation expense related to employee options prior to January 1, 2003. Under U.S. GAAP, warrants are recorded as “additional paid in capital”.

[e] Comprehensive income

FAS 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the years presented, the Company did not have any material transactions that would otherwise have had an impact on comprehensive income. As such, net loss for the year under U.S. GAAP is equal to comprehensive income.

[f] FAS 123 pro forma disclosures

FAS 123 requires pro forma disclosures of net loss and loss per share as if the fair value method, as opposed to the intrinsic value-based method, of accounting for employee stock options had been applied for performance options granted prior to January 1, 2003.

The following table presents the Company’s net loss and loss per share on a pro forma basis using the fair value method as determined by the Black-Scholes option pricing model:

	2005	2004	2003
	$	$	$
Net loss for the year
U.S. GAAP - as reported	(4,781,597)	(5,478,184)	(3,949,318)
Pro forma stock-based compensation expense [d]	(225,923)	(376,879)	(428,226)
Net loss under U.S. GAAP - pro forma	(5,007,520)	(5,855,063)	(4,377,544)
Basic and diluted loss per share [U.S. GAAP]
As reported	$(0.22)	$(0.26)	$(0.19)
Pro forma	$(0.23)	$(0.28)	$(0.21)
Weighted average number of common shares outstanding
Basic and diluted	21,487,008	21,276,497	20,967,677

PREMD 2005 ANNUAL REPORT    45

Notes to Consolidated Financial Statements
December 31, 2005 [In Canadian dollars, unless otherwise noted]

The assumptions used to calculate the fair value of stock compensation expense for performance options granted in the respective years prior to 2003 using the Black-Scholes option pricing model are as follows:

	High	Low
Expected volatility	62.3%	55.5%
Risk-free interest rate	6.19%	4.56%
Expected option life	5 years	5 years
Dividend yield	nil	nil

[g] Additional consolidated balance sheet information

Accounts payable and accrued liabilities consisted primarily of accruals related to clinical trials of $372,420 [2004 - $236,023; 2003 - $142,000] and amounts owing to trade creditors of $573,818 [2004 - $1,352,014; 2003 - $302,435].

In accordance with Canadian GAAP, the Company’s cash and cash equivalents and short-term investments are carried at the lower of cost or market, based on quoted market prices. Under U.S. GAAP, these investments would have been classified as held-to-maturity and would be recorded at amortized cost. There is no significant difference between cost under Canadian GAAP and amortized cost under U.S. GAAP.

[h] Recent accounting developments

The Financial Accounting Standards Board issued Statement 123(R), “Share-Based Payment”, which is a revision of FAS 123 and supersedes APB Opinion No. 25. FAS 123(R) requires all share-based payments to employees to be recognized in the financial statements based on their fair values. Pro forma disclosure will no longer be permitted. FAS 123(R) will be effective for fiscal years beginning after June 15, 2005. The Company is currently reviewing this standard, but has not yet determined its impact on the consolidated financial statements.

11. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the years ended December 31, 2004 and 2003 have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.

46    PREMD 2005 ANNUAL REPORT